December 20, 2019

Nadeem Moiz
Chief Financial Officer
Select Interior Concepts, Inc.
400 Galleria Parkway, Suite 1760
Atlanta, Georgia 30339

       Re: Select Interior Concepts, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 15, 2019
           Form 10-Q for the quarterly period ended September 30, 2019 Filed November 5, 2019
           File No. 001-38632

Dear Mr. Moiz:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2019

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 33

1. Please revise your filing to include a conclusion on the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nadeem Moiz
Select Interior Concepts, Inc.
December 20, 2019
Page 2

       You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 with any questions.



FirstName LastNameNadeem Moiz                           Sincerely,
Comapany NameSelect Interior Concepts, Inc.
                                                        Division of Corporation
Finance
December 20, 2019 Page 2                                Office of Real Estate &
Construction
FirstName LastName